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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                      Ixia
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45071R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

     1             NAMES OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Technology Capital Group S.A.
--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [ ]
                   (See Instructions)                                  (b)   [ ]
--------------------------------------------------------------------------------
     3             SEC USE ONLY
--------------------------------------------------------------------------------
     4             CITIZENSHIP OR PLACE OF ORGANIZATION            Luxembourg
--------------------------------------------------------------------------------
   NUMBER             5      SOLE VOTING POWER        0 shares
     OF            -------------------------------------------------------------
   SHARES             6      SHARED VOTING POWER 25,055,000 shares, the voting
BENEFICIALLY                 power of which is shared with Stephane Ratel, who
   OWNED                     is the principal beneficial owner of the equity
     BY                      interest in Technology Capital Group S.A.
    EACH           -------------------------------------------------------------
 REPORTING            7      SOLE DISPOSITIVE POWER                 0 shares
   PERSON          -------------------------------------------------------------
    WITH              8      SHARED DISPOSITIVE POWER 25,055,000 shares, the
                             dispositive power of which is shared with Stephane
                             Ratel, who is the principal beneficial owner of the
                             equity interest in Technology Capital Group S.A.
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               25,055,000 shares
--------------------------------------------------------------------------------
     10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                   SHARES
                   (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      42.0 %
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON (See Instructions)                CO
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

--------------------------------------------------------------------------------
     1             NAMES OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Stephane Ratel
--------------------------------------------------------------------------------
     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [ ]
                   (See Instructions)                                  (b)   [ ]
--------------------------------------------------------------------------------
     3             SEC USE ONLY
--------------------------------------------------------------------------------
     4             CITIZENSHIP OR PLACE OF ORGANIZATION             France
--------------------------------------------------------------------------------
   NUMBER             5      SOLE VOTING POWER         0 shares
     OF            -------------------------------------------------------------
   SHARES             6      SHARED VOTING POWER 25,055,000 shares, the
BENEFICIALLY                 voting power of which is shared with Technology
   OWNED                     Capital Group S.A., the record holder of these
     BY                      shares.
    EACH           -------------------------------------------------------------
 REPORTING            7      SOLE DISPOSITIVE POWER    0 shares
  PERSON           -------------------------------------------------------------
   WITH               8      SHARED DISPOSITIVE POWER  25,055,000 shares, the
                             dispositive power of which is shared with
                             Technology Capital Group S.A., the record holder of
                             these shares.
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               25,055,000 shares
--------------------------------------------------------------------------------
     10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
                   SHARES
                   (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      42.0 %
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON (See Instructions)                IN
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

ITEM 1(a)       NAME OF ISSUER:

                Ixia

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                26601 West Agoura Road, Calabasas, CA 91302

ITEM 2(a)       NAME OF PERSON FILING:

                This Statement is being filed by Technology Capital Group S.A. and Stephane Ratel, who are sometimes together referred to as the "Reporting Persons." Technology Capital Group S.A. is a Luxembourg corporation. Stephane Ratel is a French citizen and the principal beneficial owner of the equity interest in Technology Capital Group S.A.

ITEM 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The address of the principal business office of Technology Capital Group S.A. is 15, rue de la Chapelle, L-1325 Luxembourg, Grand-Duchy of Luxembourg. The address of the principal business office of Mr. Ratel is c/o Technology Capital Group S.A., 15, rue de la Chapelle, L-325 Luxembourg, Grand-Duchy of Luxembourg.

ITEM 2(c)       CITIZENSHIP:

                Technology Capital Group S.A. is a Luxembourg corporation. Mr. Ratel is a French citizen.

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e)       CUSIP NUMBER:

                45071R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                (e) [ ]  An investment adviser in accordance with
                         Section 240.13d-1(b)(1)(ii)(E).

                (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

                               Page 4 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

                (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                (j) [ ]  Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).

                Not applicable

ITEM 4.         OWNERSHIP:

                Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                The following information with respect to the ownership of Ixia's Common Stock by the Reporting Persons is provided as of December 31, 2003, the last day of the year covered by this
                Statement:

                (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

                (b) Percent of class: See Row 11 of cover page for each Reporting Person.

                (c)      Number of shares as to which the person has:

                         (i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.

                         (ii)     Shared power to vote or to direct the vote:
                                  See Row 6 of cover page for each Reporting
                                  Person.

                         (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

                         (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

                Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

                               Page 5 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                securities, check the following:        [ ]

                Instruction: Dissolution of a group required a response to this item. Not applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ixia Common Stock owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                Not applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not applicable

ITEM 10.        CERTIFICATION:

                Not applicable

                               Page 6 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: February 16, 2004

                                             TECHNOLOGY CAPITAL GROUP S.A.

                                             By: /s/ Pierre Lentz
                                                --------------------------------

                                             Print Name: Pierre Lentz
                                                        ------------------------

                                             Title: Director

                                             By: /s/ John Seil
                                                --------------------------------

                                             Print Name: John Seil
                                                        ------------------------

                                             Title: Director

                                             Signature: /s/ Stephane Ratel
                                                       -------------------------
                                                            Stephane Ratel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                               Page 7 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

                                  EXHIBIT INDEX

Exhibit Number            Exhibit                                      Page
--------------            -------                                      ----
      1                   Agreement to File Joint Statements on        Page 9 of 10 pages
                          Schedule 13G

                               Page 8 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

                                    EXHIBIT 1
                             AGREEMENT TO FILE JOINT
                           STATEMENTS ON SCHEDULE 13G

         THIS AGREEMENT is entered into as of the 31st day of December, 2003 by and between Technology Capital Group S.A., a Luxembourg corporation ("TCG"); and Stephane Ratel, a French citizen ("Ratel").

                               W I T N E S S E T H

         WHEREAS, TCG and Ratel may be deemed to have held or to hold beneficial ownership, individually and/or in the aggregate, of more than five percent of the shares of the Common Stock of Ixia, a California corporation (the "Common Stock"), as of December 31, 2003 and as of December 31 of each calendar year thereafter;

         WHEREAS, the Common Stock has been registered by Ixia under Section 12(g) of the Securities Exchange Act of 1934 (the "Act");

         WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent of such a class of registered equity securities as of the end of any calendar year is, under certain circumstances, permitted and/or required to file with the Securities and Exchange Commission a statement on
Schedule 13G; and

         WHEREAS, Rule 13d-1(k) under the Act provides that, whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need be filed, provided such persons agree in writing that such statement is filed on behalf of each of them.

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

         Each of TCG and Ratel hereby agrees, in accordance with Rule 13d-1(k) under the Act, to file jointly any and all statements and amended statements on
Schedule 13G (the "Statements") which may now or hereafter be required to be filed by them with respect to the Common Stock beneficially owned or deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

         Each of TCG and Ratel hereby agrees that such Statements shall be filed jointly on behalf of each of them and that a copy of this Agreement shall be filed as an exhibit thereto in accordance with Rule 13d-1(k)(iii) under the Act.

         This Agreement may be executed in one or more counterparts which together shall constitute one agreement.

                               Page 9 of 10 Pages

------------------------
CUSIP No. 45071R109
------------------------

         IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first above written.

                                             TECHNOLOGY CAPITAL GROUP S.A.

                                             By: /s/ Pierre Lentz
                                                --------------------------------

                                             Print Name: Pierre Lentz
                                                        ------------------------

                                             Title: Director

                                             By: /s/ John Seil
                                                --------------------------------

                                             Print Name: John Seil
                                                        ------------------------

                                             Title: Director

                                             /s/ Stephane Ratel
                                             -----------------------------------
                                             Stephane Ratel

                               Page 10 of 10 Pages